EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Company Secretary's dealing in Telkom SA Limited securities

In terms of Section 3.63 - 3.74 of the JSE Limited Listings Requirements, please note the following:

Name of Company Secretary:	Vincent Mashale
Number of Securities:	51
Class of Security:	Ordinary
Nature of Interest:	Direct, beneficial
Nature of Transaction:	Purchase
Date:	24 March 2006
Price:	R 33.81

Shareholding:

The shares purchased represent 25% of Mr Mashale's Telkom SA Limited shares, or options to buy shares, held in terms of the rules of the government Initiated Employee Share Option Plan (The Diabo 2% Scheme).

Clearance

The necessary authority was granted in terms of 3.66

Johannesburg

28 March 2006